UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-42728

Masonglory Limited

(Registrant’s Name)

Room 8, 25/F, CRE Centre

889 Cheung Sha Wan

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Entry into a Material Definitive Agreement.

On August 12, 2026, Masonglory Limited (the “Company”) entered into a share swap agreement (the “Share Swap Agreement”) with the holder of a 49% equity interest in Beta Beteiligungs und Besitz GmbH, a private limited liability company organized under the laws of the Republic of Austria (the “Target”), and the beneficial owner of such holder, pursuant to which such holder agreed to transfer 20% of the equity interests in the Target to a wholly-owned subsidiary of the Company, and, as consideration therefor, the Company agreed to allot and issue to such beneficial owner an aggregate of 1,377,000 Class A ordinary shares of the Company, par value US$0.0008 each (the “Consideration Shares”). The number of Consideration Shares was determined by reference to a valuation of 100% of the equity interests in the Target of US$23,400,000 performed by an independent third-party valuation firm, and a price per Class A ordinary share of US$3.40, which was determined by reference to the closing bid price of the Class A ordinary shares of the Company of US$3.43 on August 11, 2026. The Target is engaged in the trading and distribution of construction materials, principally bathtubs, hot tubs and swim spas, in Continental Europe, which is complementary to the Company’s existing wet trades and construction materials services business, and the transaction represents a horizontal, synergistic expansion of the Company’s geographic footprint and construction materials product portfolio into Continental Europe.

The Consideration Shares will be issued in an offshore transaction without registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemptions from the registration requirements of the Securities Act, and will constitute “restricted securities” that may not be offered, sold, pledged or otherwise transferred except in accordance with applicable transfer restrictions.

Such beneficial owner is not affiliated with the Company or any of its directors or officers. Immediately following the closing of the transactions contemplated by the Share Swap Agreement, such beneficial owner will hold less than five percent (5%) of the aggregate voting power of the Company.

The foregoing description of the Share Swap Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Swap Agreement.

On August 13, 2026, the Company issued a press release announcing the transactions contemplated by the Share Swap Agreement. The full text of the press release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated August 13, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masonglory Limited

Date: August 13, 2026	By:	/s/ Tse Shing Fung
	Name:	Tse Shing Fung
	Title:	Chairman of the Board and Director

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